1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 13, 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Hsinchu Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 12/13/2005	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	United Microelectronics to Restate US GAAP Reconciliation of Prior Results; No Change to Primary Financial Statements Under ROC GAAP

Exhibit 99.1

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United Microelectronics to Restate US GAAP Reconciliation of Prior Results; No Change to Primary Financial Statements Under ROC GAAP

Taipei, Taiwan, December 13, United Microelectronics Corporation (NYSE: UMC) (“UMC” or the “Company”), a leading global independent semiconductor foundry based in Taiwan, Republic of China, announced today that certain items in the footnotes to the Company’s financial statements as of and for the years ended December 31, 2002, 2003 and 2004 were incorrectly recorded for the purposes of the US GAAP reconciliation included therein. These errors, including calculation errors relating to non-cash charges and adjustments to goodwill, derivative instruments, and employee stock bonuses, were discovered in the course of preparing responses to the comments received from the US Securities and Exchange Commission (“SEC”) in relation to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004. As a result of the items discussed below, the Company currently expects to revise its previously reported net income (loss) under US GAAP for 2002, 2003 and 2004 from NT$294 million, NT$10,476 million and NT$(4,749) million, respectively, to approximately NT$(222) million, NT$12,331 million, and NT$(14,237) million, respectively. The errors discovered do not affect UMC’s financial results reported under ROC GAAP for any years in the three-year period ended December 31, 2004, nor do they impact the Company’s current or future cash payments.

Management currently estimates that the errors will result in the following adjustments:

(1) Correction to the 2004 impairment of goodwill under US GAAP. In 2004, UMC recorded a substantial impairment loss of NT$31,720 million. The Company believes the methodology used in its calculation of goodwill impairment complies with SFAS 142. However, the fair values of certain equity investments and liabilities were not correctly calculated in the impairment calculation under US GAAP. As a result, the fair value of certain equity method investees was understated by approximately NT$9,090 million and the fair value of certain liabilities was understated by NT$1,015 million (after adjusting for the fair value of certain embedded derivatives—see below), which resulted in a net understatement of the goodwill impairment charge under US GAAP by NT$8,075 million in 2004. Accordingly, the Company expects that its impairment loss for 2004 will increase to NT$39,795 million under US GAAP.

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(2) Corrections to the fair value calculations of certain embedded derivatives instruments. UMC has recalculated an estimation of the fair value of certain derivative instruments embedded in certain of its convertible and exchangeable bonds and credit linked deposits and expects the impact under US GAAP as increasing (decreasing) net income by NT$(516) million, NT$1,855 million and NT$(1,202) million for 2002, 2003 and 2004, respectively.

(3) Corrections to the 2004 compensation expense. The Company discovered an error in the calculation of its 2004 employee bonuses under US GAAP. The error arose from the use of an incorrect market price in determining the value of the Company’s employee stock bonuses which is expected to result in an understatement of compensation expense by NT$211 million for 2004 under US GAAP.

The decision to restate its financial statements was made today by the audit committee of UMC’s board of directors, upon the recommendation of management and with the concurrence of Ernst & Young, the Company’s independent auditors. UMC expects to file its restated financial statements in an amendment to its Annual Report on Form 20-F/A for the year ended December 31, 2004. The response to the recent inquiries from the SEC is subject to SEC review and the resolution of such inquiries may result in additional restatements and adjustments to the anticipated restatement amounts described above.

Note Regarding Exchange Rates

Dollar amounts in this press release are expressed in New Taiwan dollars, the reporting currency used in the Company’s Annual Reports on Form 20-F. The exchange rate between New Taiwan dollars and U.S. dollars on December 12, 2005 was approximately NT$33.55 =US$1.

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Forward Looking Statements

Except for statements in respect of historical matters, the statements made in this press release contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of UMC to be materially different from what is stated or may be implied in such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things: UMC’s dependence upon the frequent introduction of new services and technologies based on the latest developments in our industry; the intensely competitive semiconductor, communications, consumer electronics and computer industries and markets; the risks associated with international global business activities; UMC’s dependence upon key personnel; further investigation by the Company or any third party of facts involving the errors identified herein and, as a result, any further adjustment the Company may be required to make; general economic and political conditions, including those related to the semiconductor, communications, consumer electronics and computer industries; possible disruptions in commercial activities caused by natural and human-induced events and disasters, including terrorist activities, armed conflicts and highly contagious diseases; reduced end-user purchases relative to expectations and orders; and fluctuations in foreign currency exchange rates. The forward-looking statements in this press release reflect the current belief of UMC as of the date of this press release and UMC undertakes no obligation to update these forward-looking statements for events or circumstances that occur after such date or to reflect the occurrence of unanticipated events.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a leading global semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers cutting-edge foundry technologies that enable sophisticated system-on-chip (SoC) designs, including volume production 90nm, industry-leading 65nm, and mixed signal/RFCMOS. UMC’s 10 wafer manufacturing facilities include two advanced 300mm fabs; Fab 12A in Taiwan and Singapore-based Fab 12i are both in volume production for a variety of customer products. The company employs approximately 10,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

For inquiries:

Mr. Chitung Liu

Tel: +886-2-2700-6999

Email: chitung_liu@umc.com